UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

BLUEFIRE RENEWABLES, INC.

Common Stock, par value $0.001

CUSIP # 09623J106

November 9, 2017

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09623J106	13G

1.Name of Reporting Person:  Tarpon Bay Partners LLC

I.R.S. Identification No. of Above Person (entities only)  46-3264113

2.Check the Appropriate Box if a Member of a Group    (a) [  ]

(b) [X]

3.SEC Use Only

4.Citizenship or Place of Organization:    Florida

5.Sole Voting Power37,000,000

Number of Shares6.   Shared Voting Power37,000,000

Owned by Each

Reporting Person7.   Sole Dispositive Power37,000,000

With

8.   Shared Dispositive Power37,000,000

9.Aggregate Amount Beneficially Owned by Each Reporting Person

10.Check if the Aggregate Amount in Row 9 Excludes Certain Shares[  ]

11.Percent of Class Represented by Amount in Row 9:   7.4%

12.Type of Reporting Person:    PN

CUSIP No. 09623J106	13G

ITEM 1

(a)	Name of Issuer Bluefire Renewables, Inc.

(b)	Address of Issuer’s Principal Executive Offices 25108 Marguerite Parkway, Ste. A-321, Mission Viejo, CA 92692

ITEM 2

(a)	Name of Person Filing Tarpon Bay Partners LLC

(b)	Address of the Principal Office or, if none, residence 17210 Germano Court, Naples, Florida 34110

(c)	Citizenship United States of America

(d)	Title of Class of Securities Common Stock, Par Value $0.001

(e)	CUSIP Number 09623J106

ITEM 3 If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 09623J106	13G

ITEM 4OWNERSHIP

(a)

Amount beneficially owned: Reporting Person holds 37,000,000 shares of the Issuer’s common stock pursuant to a settlement agreement between Reporting Person and Issuer outlined in the Issuer’s 8k filed on October 16, 2017. The Settlement Agreement provides that in no event shall the number of shares of Common Stock issued to Reporting Person or its designee in connection with the Settlement Agreement, when aggregated with all other shares of Common Stock then beneficially owned by Reporting Person and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder), result in the beneficial ownership by Reporting Person and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and the rules and regulations thereunder) at any time of more than 9.99% of the Common Stock. Reporting Person disclaims beneficial ownership of the Issuer’s securities held by any other person or entity.

(b)	Percent of class: 7.4%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 37,000,000

	(ii)	Shared power to vote or to direct the vote: 37,000,000

	(iii)	Sole power to dispose or to direct the disposition of: 37,000,000

	(iv)	Shared power to dispose or to direct the disposition of: 37,000,000

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

N/A

ITEM 7IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

N/A

ITEM 8IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

N/A

ITEM 9 NOTICE OF DISSOLUTION OF GROUP

N/A

CUSIP No. 09623J106	13G

ITEM 10 CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tarpon Bay Partners LLC

By: Stephen Hicks
Stephen Hicks
Its: Manager
Date: November 9, 2017